November 9, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Edwin Kim

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1, as amended, for Respect Your Universe, Inc. (File No. 333-176411)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Respect Your Universe, Inc. (“Company”) hereby requests that the effectiveness of the above-captioned registration statement (“Registration Statement”) be accelerated so that such Registration Statement will become effective on Monday, November 14, 2011, at 10:00 a.m., Eastern Standard Time, or as soon thereafter as practicable.

The Company acknowledges that:

•
should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

RESPECT YOUR UNIVERSE, INC.

By:	/s/ Kristian Andresen
Kristian Andresen
Corporate Secretary